

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

October 7, 2014

Via E-mail
Mr. Ron E. Hooper
Senior Vice President
Southwest Bank, Trustee
Dominion Resources Black Warrior Trust
2911 Turtle Creek Blvd., Suite 850
Dallas, Texas 75219

> **Re:** **Dominion Resources Black Warrior Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 10, 2014**
> **File No. 001-11335**

Dear Mr. Hooper:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief